ALPHA BANK

RECEIVED

2004 MAY 14 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 4 May 2004

Attention: Special Counsel, Office of International Corporate Finance

Re: Rule 12g3-2(b)
File No. 82-3399

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

Sincerely,

M.E. MASSOURAKIS
Manager

D.K. MAROULIS

5/17

Enclosure: (6)

Economic Research Division
40 Stadiou Street
GR-102 52 Athens

ATHENS 2004

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΗ ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 31ης ΜΑΡΤΙΟΥ 2004 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	31.3.2004		31.3.2003	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		953.187		1.688.390
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		208.727		1.721.901
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	2.733.479		614.570	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (reverse repos)	4.389.262	7.122.741	4.091.722	4.706.292
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	21.064.517		18.565.468	
- Λοιπές απαιτήσεις	83.713		119.034	
	21.148.230		18.684.502	
Μείον: Προβλέψεις	559.220	20.589.010	407.703	18.276.799
Χρεόγραφα		915.182		2.373.029
Συμμετοχές		259.113		234.329
Άυλα πάγια στοιχεία	279.645		223.959	
Μείον: Αποσβέσεις μέχρι 31.3	197.166	82.479	148.038	75.921
Ενσώματα πάγια στοιχεία	1.145.369		722.550	
Μείον: Αποσβέσεις μέχρι 31.3	425.917	719.452	398.171	326.379
Λοιπά στοιχεία ενεργητικού		454.944		378.540
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		259.684		237.340
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**31.564.519**		**30.018.920**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**45.528.104**		**48.798.535**

ΠΑΘΗΤΙΚΟ

	31.3.2004		31.3.2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	581.167		2.143.934	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.269.524	1.850.691	1.852.948	3.996.882
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	18.161.944		17.713.729	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.057.706		4.920.655	
	21.219.650		22.634.384	
- Επιταγές και εντολές πληρωτέες	129.724	21.349.374	130.378	22.764.762
Ομολογιακά δάνεια		3.570.351		–
Λοιπά στοιχεία παθητικού		848.112		715.374
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		323.781		302.843
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	24.328		25.494	
- Λοιπές προβλέψεις	14.971	39.299	13.198	38.692
Δάνεια μειωμένης εξασφαλίσεως		946.363		638.335
Υβριδικά κεφάλαια		300.000		192.981
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	953.721		768.462	
Αποθεματικά	1.028.863		1.412.211	
Υπεραξία από αναπροσαρμογή ακινήτων	393.398		–	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	–		(578.671)	
	2.375.982		1.602.002	
Μείον: Διαφορές ενοποιήσεως	225.836		235.069	
Μείον: Ίδιες μετοχές	–		385.226	
	2.150.146		981.707	
Αναλογία τρίτων	86.801	2.236.947	326.772	1.308.479
Καθαρά κέρδη 1.1 - 31.3		99.601		60.572
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**31.564.519**		**30.018.920**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**45.528.104**		**48.798.535**

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ 1.1 - 31.3.2004

	1.1 - 31.3.2004		1.1 - 31.3.2003 (σε συγκρίσιμη βάση)		1.1 - 31.3.2003 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	363.367		353.612		353.612	
Μείον: Τόκοι και εξομοιούμενα έξοδα	116.830	246.537	143.514	210.098	143.514	210.098
Έσοδα από τίτλους		128		622		622
Προμήθειες (έσοδα μείον έξοδα)		85.569		64.630		64.963
Αποτελέσματα χρηματοοικονομικών πράξεων		44.965		34.513		34.513
Λοιπά έσοδα εκμεταλλεύσεως		1.282		2.346		2.346
Υπεραξία από συμμετοχές σε συγγενείς επιχειρήσεις εκτός ενοποιήσεως		(1.577)		(1.587)		(1.587)
Μικτά αποτελέσματα εκμεταλλεύσεως		376.904		310.622		310.955
Μείον: Αμοιβές και έξοδα προσωπικού	99.862		97.839		94.119	
Γενικά έξοδα και φόροι	59.425		57.019		52.765	
Αποσβέσεις	20.895	180.182	22.045	176.903	25.140	172.024
Πρόβλεψη για επισφαλείς απαιτήσεις	52.462		45.307		45.307	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	110		37		37	
Λοιπές προβλέψεις	1.510	54.082	2.431	47.775	2.431	47.775
Ολικά αποτελέσματα εκμεταλλεύσεως		142.640		85.944		91.156
Έκτακτα έσοδα		1.527		1.581		1.581
Έκτακτα έξοδα		(659)		(501)		(501)
Έκτακτα αποτελέσματα		(219)		1.449		1.449
Καθαρά κέρδη (προ φόρου)		143.289		88.473		93.685
Μείον: Φόρος εισοδήματος (πρόβλεψη)		42.402		26.437		31.681
Καθαρά κέρδη μετά από το φόρο		100.887		62.036		62.004
Μείον: Αναλογία κερδών τρίτων		1.286		1.464		1.919
Καθαρά κέρδη μετά από το φόρο και την αναλογία τρίτων		99.601		60.572		60.085

Σημειώσεις: 1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται με την μέθοδο της ολικής ενοποίησης πέραν της "ALPHA BANK" είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λίμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Finance A.X.E.Π.Ε.Υ., 8. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., 9. Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε., 10. Alpha A.E. Επενδυτικών Συμμετοχών, 11. Alpha Αστικά Ακίνητα Α.Ε., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc., 14. Alpha Finance US Corporation, 15. Alpha Finance Ltd Κύπρος, 16. Alpha Asset Management Α.Ε.Π.Ε.Υ., 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha A.E. Συμμετοχών και Επενδύσεων, 21. ABC Factors A.E., 22. Ιονική Συμμετοχών Α.Ε., 23. Messana Holdings S.A., 24. Alpha Group Jersey Limited, 25. Alpha EF European Capital Investment. Εντός του έτους 2004 πουλήθηκε η εταιρία C.B. Interleasing Southeastern Ltd. Κατά το τελευταίο τρίμηνο του 2003 απορροφήθηκαν από την Τράπεζα οι εταιρίες Alpha Επενδύσεων Α.Ε. και Alpha Συμμετοχών Ρουμανίας Α.Ε., ενώ εκκαθαρίστηκε η εταιρία Alpha Επαγγελματικών Ακινήτων Α.Ε. Περιλαμβάνονται επίσης, με την μέθοδο της καθαρής θέσης, οι παρακάτω θυγατρικές εταιρίες του μη χρηματοπιστωτικού τομέα και συνδεδεμένες επιχειρήσεις: 1. Alpha Ασφαλιστική Α.Ε., 2. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε., 3. Alpha Insurance Romania, 4. Alpha Ασφαλιστική LTD Κύπρος, 5. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., 6. Ιονική Πίστη Παροχής Ασφαλιστικών Υπηρεσιών Ε.Π.Ε., 7. Καφέ Μαζί Α.Ε., 8. Ωκεανός Α.Τ.Ο.Ε.Ε., 9. Δέλτα-Singular A.E., 10. ICAP A.E., 11. Γαιογνώμων Α.Ε., 12. ΕΒΙΣΑΚ Α.Ε., 13. Τουριστική Εταιρία Λέσβου Α.Ε., 14. Novelle Investments LTD., 15. Prismatech Hellas A.E. 2. Η Ετήσια Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης της 30.3.2004 αποφάσισε την αύξηση του μετοχικού της κεφαλαίου κατά ποσό Ευρώ 320 εκατ. περίπου, το οποίο αναλύεται σε Ευρώ 319,2 εκατ. περίπου από κεφαλαιοποίηση υπεραξίας ακινήτων που προέκυψε σύμφωνα με το Ν.3229/2004 και Ευρώ 0,8 εκατ. περίπου από φορολογηθέν αποθεματικό, ώστε τελικώς να εκδοθούν 39.167.187 νέες μετοχές και να αυξηθεί η ονομαστική αξία του συνόλου των μετοχών από Ευρώ 4,87 σε Ευρώ 5,42. 3. Με βάση αναλογιστικές μελέτες που έγιναν για σκοπούς Διεθνών Λογιστικών Προτύπων (IAS 19): α) η υποχρέωση (για λογιστικούς σκοπούς) της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του Προσωπικού της υπολογίσθηκε σε Ευρώ 133,7 εκατ. περίπου (αποφορολογημένο ποσό), β) η δεδουλευμένη δαπάνη των υπεσχημένων παροχών προς το Ταμείο Αλληλοβοηθείας του Προσωπικού που επιβάρυνε τα αποτελέσματα του Α' τριμήνου 2004 ανέρχεται σε Ευρώ 13,1 εκατ. Η Τράπεζα ενόψει και της εφαρμογής του Διεθνούς Λογιστικού Προτύπου Χρηματοοικονομικής Πληροφόρησης (IFRS) 1 προβαίνει σε εκπόνηση νέας αναλογιστικής μελέτης. 4. Έχει γίνει αναμόρφωση των στοιχείων της αντίστοιχης περυσινής περιόδου προκειμένου να εμφανισθεί η επίδραση που είχε: α) η συγχώνευση της Alpha Επενδύσεων η οποία περατώθηκε τον Νοέμβριο του 2003 και είχε ως αποτέλεσμα τη μείωση του φορολογικού συντελεστή κατά 5 ποσοστιαίες μονάδες και τη μείωση των δικαιωμάτων της μειοψηφίας, β) η επιπλέον επιβάρυνση των αποτελεσμάτων για κάλυψη της υποχρεώσεως προς το Ταμείο Αλληλοβοηθείας του Προσωπικού, γ) η μείωση των συντελεστών αποσβέσεων βάσει του Π.Δ. 299/2003 και δ) η κατανομή ορισμένων εξόδων μεταξύ των τριμήνων. 5. Κατά την ενοποίηση της εταιρίας Alpha Leasing A.E. οι ασκούμενες από αυτή δραστηριότητες λογίσθηκαν ως χρηματοδοτική μίσθωση (finance lease). 6. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002 και οι υπόλοιπες εταιρίες του ομίλου έχουν ελεγχθεί, σχεδόν στο σύνολό τους, έως τη χρήση 2000. 7. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 8. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του ομίλου. 9. Ο αριθμός του απασχολουμένου προσωπικού την 31.3.2004 ήταν 9.176 άτομα, έναντι 9.686 την 31.3.2003. 10. Οι βασικές λογιστικές αρχές που ακολούθησαν οι εταιρίες του χρηματοπιστωτικού τομέα της ALPHA BANK για τη κατάρτιση των λογιστικών καταστάσεών τους είναι όμοιες με εκείνες που εφαρμόσθηκαν για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2003 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 27 Απριλίου 2004

ΣΥΜΒΟΥΛΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ			

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

Innews A.E. - 29/4/2004 ΕΛΕΥΘΕΡΟΤΥΠΙΑ Σελ. 22

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 31ης ΜΑΡΤΙΟΥ 2004 (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	31.3.2004		31.3.2003	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		773.830		1.451.416
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		208.727		1.721.901
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	3.065.200		814.612	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.389.262	7.454.462	4.091.722	4.906.334
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	18.615.597		16.472.086	
- Λοιπές απαιτήσεις	35.748		30.624	
	18.651.345		16.502.710	
Μείον: Προβλέψεις	483.520	18.167.825	348.360	16.154.350
Χρεόγραφα		1.308.090		1.829.297
Συμμετοχές		1.503.657		1.620.560
Άυλα πάγια στοιχεία	248.376		203.889	
Μείον: Αποσβέσεις μέχρι 31.3	171.007	77.369	134.364	69.525
Ενσώματα πάγια στοιχεία	994.233		607.632	
Μείον: Αποσβέσεις μέχρι 31.3	379.431	614.802	351.455	256.177
Λοιπά στοιχεία ενεργητικού		440.440		349.739
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		246.071		216.829
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		30.795.273		28.576.128
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.311.522		47.034.469

ΠΑΘΗΤΙΚΟ

	31.3.2004		31.3.2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	864.118		2.448.471	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.269.524	2.133.642	1.852.948	4.301.419
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.515.666		15.692.688	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.111.645		5.075.787	
	19.627.311		20.768.475	
- Επιταγές και εντολές πληρωτέες	129.252	19.756.563	130.171	20.898.646
Ομολογιακά δάνεια		4.155.583		—
Λοιπά στοιχεία παθητικού		752.660		622.600
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		160.863		169.568
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	7.071		12.346	
- Λοιπές προβλέψεις	14.115	21.186	12.978	25.324
Δάνεια μειωμένης εξασφαλίσεως		1.449.910		900.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	953.721		768.462	
Αποθεματικά	948.631		1.444.627	
Υπεραξία από την αναπροσαρμογή ακινήτων	371.711			
Υπεραξία συγχωνεύσεως προς συμψηφισμό	—	2.274.063	(611.301)	1.601.788
Καθαρά κέρδη Α' Τριμήνου 1.1 - 31.3		90.803		56.783
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		30.795.273		28.576.128
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.311.522		47.034.469

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ Α' ΤΡΙΜΗΝΟΥ 1.1 - 31.3 2004

	1.1 - 31.3.2004		1.1 - 31.3.2003 (σε συγκρίσιμη βάση)		1.1 - 31.3.2003 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	320.342		309.611		309.611	
Μείον: Τόκοι και εξομοιούμενα έξοδα	109.184	211.158	128.092	181.519	128.092	181.519
Έσοδα από τίτλους		6.705		4.669		4.669
Προμήθειες (έσοδα μείον έξοδα)		62.641		51.029		51.362
Αποτελέσματα χρηματοοικονομικών πράξεων		44.632		29.306		29.306
Λοιπά έσοδα εκμεταλλεύσεως		1.340		1.804		1.804
Μικτά αποτελέσματα εκμεταλλεύσεως		326.476		268.327		268.660
Μείον: Αμοιβές και έξοδα προσωπικού	85.329		83.054		79.336	
Γενικά έξοδα και φόροι	53.546		51.460		48.113	
Αποσβέσεις	18.460	157.335	19.548	154.062	22.534	149.983
Πρόβλεψη για επισφαλείς απαιτήσεις	45.321		39.405		39.405	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	93		—		—	
Λοιπές προβλέψεις	5	45.419	15	39.420	15	39.420
Ολικά αποτελέσματα εκμεταλλεύσεως		123.722		74.845		79.257
Έκτακτα έσοδα		786		770		770
Έκτακτα έξοδα		(297)		(252)		(252)
Έκτακτα αποτελέσματα		59		1.887		1.887
Καθαρά κέρδη (προ φόρου)		124.270		77.250		81.662
Μείον: Φόρος εισοδήματος (πρόβλεψη)		33.487		20.467		26.692
Καθαρά κέρδη μετά από το φόρο		90.803		56.783		54.970

Σημειώσεις: 1. Η Ετήσια Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης της 30.3.2004 αποφάσισε την αύξηση του μετοχικού της κεφαλαίου κατά ποσό Ευρώ 320 εκατ. περίπου, το οποίο αναλύεται σε Ευρώ 319,2 εκατ. περίπου από κεφαλαιοποίηση υπεραξίας ακινήτων που προέκυψε σύμφωνα με το Ν. 3229/2004 και Ευρώ 0,8 εκατ. περίπου από φορολογηθέν αποθεματικό, ώστε τελικώς να εκδοθούν 39.167.187 νέες μετοχές και να αυξηθεί η ονομαστική αξία του συνόλου των μετοχών από Ευρώ 4,87 σε Ευρώ 5,42. 2. Με βάση αναλογιστικές μελέτες που έγιναν για σκοπούς Διεθνών Λογιστικών Προτύπων (IAS 19): α) η υποχρέωση (για λογιστικούς σκοπούς) της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του Προσωπικού της υπολογίσθηκε σε Ευρώ 133,7 εκατ. περίπου (αποφορολογημένο ποσό), β) η δεδουλευμένη δαπάνη των υπεσχημένων παροχών προς το Ταμείο Αλληλοβοηθείας του Προσωπικού που επιβάρυνε τα αποτελέσματα του Α' τριμήνου 2004 ανέρχεται σε Ευρώ 13,1 εκατ. Η Τράπεζα ενόψει και της εφαρμογής του Διεθνούς Λογιστικού Προτύπου Χρηματοοικονομικής Πληροφόρησης (IFRS) 1 προβαίνει σε εκπόνηση νέας αναλογιστικής μελέτης. 3. Έχει γίνει αναμόρφωση των στοιχείων της αντίστοιχης περυσινής περιόδου προκειμένου να εμφανισθεί η επίδραση που είχε : α) η συγχώνευση της Alpha Επενδύσεων η οποία περατώθηκε τον Νοέμβριο του 2003 και είχε ως αποτέλεσμα τη μείωση του φορολογικού συντελεστή κατά 5 ποσοστιαίες μονάδες, β) η επιπλέον επιβάρυνση των αποτελεσμάτων για κάλυψη της υποχρεώσεως προς το Ταμείο Αλληλοβοηθείας του Προσωπικού, γ) η μείωση των συντελεστών αποσβέσεων βάσει του Π.Δ. 299/2003 και δ) η κατανομή ορισμένων εξόδων μεταξύ των τριμήνων. 4. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002. 5. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης. 7. Ο αριθμός του απασχολουμένου προσωπικού την 31.3.2004 ήταν 7.286 άτομα, έναντι 7.795 την 31.3.2003. 8. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος. 9. Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 31.3.2004, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2003 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 27 Απριλίου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΑΝΟΥΑΡΙΟΥ 2004

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2004		2003	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.000.484		582.165
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		996.372		1.394.241
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	1.799.391		639.480	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	4.088.072	5.887.463	4.555.686	5.195.166
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	18.364.248		16.086.977	
- Λοιπές απαιτήσεις	35.084		20.276	
	18.399.332		16.107.253	
Μείον: Προβλέψεις	439.700	17.959.632	309.000	15.798.253
Χρεόγραφα		1.005.916		1.563.456
Συμμετοχές		1.478.550		1.621.230
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		81.397		73.292
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		612.401		264.742
Λοιπά στοιχεία ενεργητικού		544.692		514.222
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		29.566.907		27.006.767
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.502.357		49.014.412

ΠΑΘΗΤΙΚΟ

	2004		2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	975.447		1.811.837	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	960.376	1.935.823	1.392.492	3.204.329
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.308.763		14.830.716	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.314.012		5.549.791	
	19.622.775		20.380.507	
- Επιταγές και εντολές πληρωτέες	318.050	19.940.825	118.295	20.498.802
Ομολογιακά δάνεια		2.899.168		—
Λοιπά στοιχεία παθητικού		1.044.723		875.776
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	7.810		12.500	
- Λοιπές προβλέψεις	14.415	22.225	12.978	25.478
Δάνεια μειωμένης εξασφαλίσεως		1.449.910		800.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	953.721		768.462	
Αποθεματικά	1.320.512		1.445.221	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	—	2.274.233	(611.301)	1.602.382
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		29.566.907		27.006.767
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.502.357		49.014.412

Αθήναι, 23 Μαρτίου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΦΕΒΡΟΥΑΡΙΟΥ 2004

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2004		2003	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		785.387		1.253.693
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		621.586		1.646.734
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	2.573.958		789.555	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	3.876.524	6.450.482	4.561.925	5.351.480
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	16.558.838		16.252.570	
- Λοιπές απαιτήσεις	30.864		19.760	
	16.589.702		16.272.330	
Μείον: Προβλέψεις	438.137	16.151.565	309.000	15.963.330
Χρεόγραφα		884.760		1.764.263
Συμμετοχές		1.478.618		1.620.548
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		81.831		73.556
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		618.084		265.674
Λοιπά στοιχεία ενεργητικού		557.100		514.500
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		29.629.413		28.653.778
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		42.660.633		49.729.246

ΠΑΘΗΤΙΚΟ

	2004		2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	951.400		2.790.711	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.001.223	1.952.623	1.832.413	4.623.124
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.335.019		14.887.795	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.097.899		5.731.976	
	19.432.918		20.619.771	
- Επιταγές και εντολές πληρωτέες	146.856	19.579.774	141.302	20.761.073
Ομολογιακά δάνεια		3.435.583		—
Λοιπά στοιχεία παθητικού		914.648		741.721
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	7.810		12.500	
- Λοιπές προβλέψεις	14.123	21.933	12.978	25.478
Δάνεια μειωμένης εξασφαλίσεως		1.449.910		900.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	953.721		766.462	
Αποθεματικά	1.321.221		1.445.221	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	—	2.274.942	(611.301)	1.600.382
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		29.629.413		28.653.778
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		42.660.633		49.729.246

Αθήναι, 23 Μαρτίου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

Press Release

A STRONG START TO THE OLYMPIC YEAR
First Quarter 2004 Net Profit at Euro 99.6 million (+65%)

"The operating momentum established last year continues in 2004 assuming more sustainable characteristics and enhancing shareholder value, paving the way for Alpha Bank to become the top Bank in Greece. Our financial performance benefits from our commitment to constant innovation, service excellence and productivity improvement. This sustains our market penetration drive in retail banking and asset gathering while securing our dominant position in SMEs. Alpha Bank is now established as the most versatile banking institution with the widest appeal for customers in Greece and South-Eastern Europe. In the months ahead, we will continue to work hard to leverage our core competences in a demanding market environment so as to achieve even better performance in this Olympic Year."

Yannis S. Costopoulos, Chairman and Managing Director

<u>FINANCIAL SUMMARY</u>

- **Net profit after tax and minorities up 64.5% to Euro 99.6 million (Euro 60.6 million in Q1 2003)**
- **Operating earnings before tax and excluding income from financial operations, other provisions and extraordinary items rise by 84.3%**
- **Net Interest Income increases by 17.3% to Euro 246.5 million (Euro 210.1 million in Q1 2003)**
- **Fee and Commission income up 32.4% to Euro 85.6 million (Euro 64.6 million in Q1 2003)**
- **Cost to income ratio falls to 47.8%**
- **Return on equity at 18.6%, despite the more than doubling of capital in 2003.**

- **<u>KEY HIGHLIGHTS</u>**
  - **Retail and SME expansion strategy combined with new transactions pricing measures enhances the profitability of the Retail and Commercial Banking Business Unit.**
    Retail and SME lending grew by 26.7% and 12.3% respectively, with earnings before taxes in Retail and Commercial Banking Business Unit rising by 60.7% to Euro 82.2million.

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

ATHENS 2004
OFFICIAL BANK

- **Reengineering continues to streamline cost base**

  The successful completion of the Branch network restructuring allows for further productivity gains through the reallocation of employees according to their sales skills. Economies of scale are also emerging steadily as a result of redeployment of back office work in new centres by product line.

- **Alpha Bank leading Greek companies represented in the FTSE-Eurotop 300 index.**

  In January 2004, Alpha Bank was included in the FTSE Eurotop 300 index and ranked ahead of **all** other Greek constituents of the index, reflecting its improved stock market performance and capital position.

- **Successful public offer for Alpha Leasing's minority interests-Delisting to follow**

  Alpha Bank announced recently its intention to acquire the publicly traded minority stakes of Alpha Leasing, in line with its policy to gain full control of core business activities. The tender offer was well received. Alpha Bank now owns more than 98% and expects the shares to be delisted over the coming few months.

- **Capital adequacy grows stronger**

  Capital adequacy and Tier I ratios stand at 15.1% and 10.8% respectively.

ALPHA BANK : FIRST QUARTER 2004 RESULTS

	On a consolidated basis					
In Euro million	**Q1 2004**	**Q4 2003**	**Q3 2003**	**Q2 2003**	**Q1 2003**	**Q1 2004 / 2003 % change**
Net interest Income	246.5	237.5	229.9	214.9	210.1	17.3%
Non-interest income	130.2	92.8	129.3	103.8	100.5	29.8%
Operating Expenses	180.2	183.4	175.8	178.8	176.9	1.8%
Loan Provisions	52.5	53.9	48.5	46.3	45.3	15.8%
Net profit after tax and minorities	99.6	61.3	97.0	65.4	60.6	64.5%

- **PROFITABILITY**

Net profit after tax and minorities on a consolidated basis increased by 64.5% to Euro 99.6 million as compared with Euro 60.6 million in Q1 2003, mainly due to strong retail and SME growth, further, albeit small, strengthening in spreads, better pricing for transaction banking services and, completion of several cost containment projects.

Net interest margin in Q1 2004 (3.16%) was maintained virtually unchanged vs Q4 2003, though spreads in consumer loans and mortgages continued to grow. The intensifying shift in portfolio mix towards retail and SME lending will continue to support the overall margin in the months ahead.

Fee and commission income rose by 32.4% to Euro 85.6 million from Euro 64.6 million in Q1 2003, a rather weak quarter due to adverse geopolitical conditions prevailing at the time. Fees and commissions benefited from the introduction of new pricing measures on transactions, which will become more evident in the following quarters. Moreover, retrenchment in mortgage-generated commissions was more than offset by the expansion in consumer loan application fees. An impressive increase was also recorded in capital market- related fees due to increased brokerage and investment banking services, with fees growning respectively by 230% and 75%.

As the Olympic Games approach, increasing business volumes are expected to further reinforce the improvement of fee and commission income.

Income from financial operations at Euro 45.0 million was once again a strong contributor to operating income which rose by 21.3%. Even adjusting for income from financial operations, operating income growth remains still buoyant at 20.2%.

- **CUSTOMER FINANCING**

Total loan outstandings rose to Euro 21.1 billion, an increase of 13.5% year-on-year, benefiting from the ongoing shift of the loan mix in favor of fast rising retail lending. Including recently liberalized personal loans, consumer credit advanced by 36.9% annually, bringing consumer loans and credit card balances to Euro 1.4 billion compared to Euro 1.0 billion in Q1 2003. This trend concurs with our strategic intention to extend our market share commensurately to our overall market position by capitalizing on our risk monitoring expertise and our solid customer base. Mortgage growth continued to support retail lending expansion, growing at a slower rate of 23.5%. Already, mortgage growth benefits from recently announced initiatives (re-introduction of the low 1-year fixed rate, Olympics-related marketing etc.).

SMEs financing grew by 12.3%, reflecting the effectiveness of our interest rate policy while preserving the quality of our loan portfolio. Large corporate lending including shipping loans, standing at Euro 5.1 billion, rose only marginally as a result of the translation of US dollar denominated shipping loans (almost 100%) into Euros. Alternative forms of business financing, factoring and leasing, increased by 21.0% and 24.9% year-on-year respectively. Alpha Bank maintains the largest and best in quality portfolio of business loans in Greece.

- **CREDIT QUALITY**

Overall credit quality was maintained. Loan provisioning at the tax efficient rate of 1% of average loans resulted in loan loss reserves reaching Euro 559.2 million. Part of the reserves cover bad loans amounting to 0.7% of total loans (specific reserve), while the rest is assigned to the coverage of the remaining NPLs according to their probability of default and their estimated probability of recovery (general reserve). As a result, the NPL ratio remained unchanged at 3%, with the coverage ratio standing at 64%.

- **CUSTOMER FUNDS**

At end-March 2004, customer funds including deposits, repos, bonds, mutual funds and private banking stood at Euro 32.6 billion (+9.3% on a yearly basis), on account of improved capital-market conditions which triggered significant inflows in equity-based and other mutual funds excluding money market (+49%) and portfolio management (+89.4%), as investors' risk appetite resumed and Alpha equity funds continued to outperform. Core deposits (including sight and savings deposits) performed equally well, having risen by 9.6%, despite narrow returns.

- **COST CONTROL**

Cost control continues to play a significant role in our strategy. Operating expenses, including depreciation, expanded only by 1.8% on a yearly basis, bringing us closer to our commitment for zero percent growth. Reduced staff numbers and network repositioning have created substantial productivity gains, yielding a cost to income ratio of 47.8% in the context of a solid revenue growth of 21.3%.

Following back-office reengineering in 2002-2003, close to 1,200 employees were released from branches, of which more than 700 retired, largely through early retirement schemes. Moreover, a number of across-the-board cost containment initiatives undertaken in 2003 are now entering their final implementation phase. In 2004, the cost rationalization plan is expected to generate some further staff savings in all areas of Group operations.

- **NEW PRODUCTS**

Recent marketing initiatives include:

- **Alpha x5,** a new loan facility targeted to salaried people grants up to five times of net monthly salary with flexible repayment schedule and competitive pricing. This product is supplemented by a pre-approved American Express credit card.
- **New Alpha Mortgage 2004 and Alpha Euro Rate 2004:** Two new mortgages, their main advantages being that the borrower skip the August 2004 installment and may defer future August installments. Special features such as penalty-free early partial repayment and disbursement before the completion of prenotation procedures, render the new products the most competitive in the market. These two programmes are offered to new applicants signing up by July 2004.
- **New innovative BLUE American Express credit card:** Alpha Bank is the first bank in Europe to introduce the BLUE Amex. The new card is equipped with a smart chip for multifunctionality. Among other features, it allows for secure electronic transactions and membership in the internationally acclaimed reward scheme of American Express cards.
- **Alpha 1|2|3 Line of Products :** It consists of bank products and services that adapt to the evolving needs of children, teenagers, young adults and their families, throughout the different stages of their life. The Alpha 1|2|3 Line, portrays high acceptance in the market, as it has already attracted 39.000 customers. Through its wide ranging benefits, the Line creates a strong and long-lasting relationship with "the family" and its young clients.
- **Pentathlon**, a reward scheme aimed at small businesses and professionals so as to boost cross selling (buy 5 products - enjoy rewards). So far approximately 7,000 relationships (10% of which relate to new customers) have been built. Products included in the programme refer to loans (30%) and deposits (28%), with the remainder being cards and other Group products.
- **Epathlon**, a multi-retailer customer loyalty scheme for individuals, co-branded with Grand Olympic Sponsors OTE and Cosmote – more than 120,000 VISA card members enjoy already the scheme's privileges.

Enquiries:

Alpha Bank

- Marinos Yannopoulos
  Executive General Manager and C.F.O. — Tel.: +30 210 326 2366
- Michael Massourakis
  Manager
  Strategy, Economic Research and Investor Relations — Tel.: +30 210 326 2828

Financial Dynamics

  Geoffrey Pelham-Lane (London) — Tel.: +44 (0) 20 7269 7294
- Alastair Hetherington — Tel.: +30 210 725 8194

Athens, April 28 2004

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS						
in Euro million	31/3/2004	31/12/2003	30/9/2003	30/6/2003	31/3/2003	31/12/2002
Assets	31.565	30.803	29.211	29.182	30.019	28.855
Loans	21.065	20.260	19.596	19.249	18.566	17.904
Securities	1.124	1.717	2.163	2.342	4.095	4.433
Deposits & repos	21.220	21.655	21.764	22.238	22.634	23.004
Private Banking customer assets	2.678	2.539	2.146	1.827	1.414	1.462
Mutual funds	4.396	4.466	4.456	4.505	3.562	3.103
Senior Debt	3.570	2.138	1.792	780	....	....
of which: Retail	*1.066*	*1.045*	*959*	*422*	....	....
Subordinated Debt	946	891	781	675	638	582
Hybrid instruments	300	225	200	200	193	181
Shareholders Equity	2.150	2.141	1.287	970	982	990
Minority Interests	87	113	303	311	327	326

RESULTS						
in Euro million	Q1 2004	% (y-o-y)	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Operating income	376,9	21,3%	330,3	359,2	318,7	310,6
Net interest income	246,5	17,3%	*237,5*	*229,9*	*214,9*	*210,1*
Net commission income	85,6	32,4%	*86,2*	*77,3*	*68,9*	*64,6*
Income from financial operations	45,0	30,3%	*1,6*	*45,8*	*29,9*	*34,5*
Other income	-0,2	-112,1%	*5,0*	*6,1*	*5,1*	*1,4*
Operating expenses	180,2	1,8%	183,4	175,8	178,8	176,9
Staff costs	99,9	2,1%	*93,7*	*94,0*	*94,4*	*97,8*
Current payments	*86,8*	2,4%	*80,6*	*80,9*	*81,3*	*84,7*
Payments to Pension Fund	*13,1*	0,1%	*13,1*	*13,1*	*13,1*	*13,1*
General expenses	59,4	4,2%	*66,3*	*59,4*	*61,5*	*57,0*
Depreciation and amortization expenses	20,9	-5,2%	*23,4*	*22,4*	*22,9*	*22,0*
Provisions	54,1	13,2%	68,3	49,1	47,1	47,8
Loan Provisions	*52,5*	15,8%	*53,9*	*48,5*	*46,3*	*45,3*
Other Provisions	*1,6*	-34,4%	*14,4*	*0,6*	*0,8*	*2,5*
Extraordinary items	0,6	-74,3%	16,6	4,5	1,5	2,5
Net profit before tax and minority interests	143,3	62,0%	95,1	138,8	94,2	88,5
Taxes	42,4	60,4%	31,4	40,4	27,3	26,4
Minority interests	1,3	-12,2%	2,4	1,4	1,5	1,5
Net profit	99,6	64,5%	61,3	97,0	65,4	60,6
Operating earnings (*)	99,3	84,3%	91,4	89,0	63,7	53,9

(*) Net profit before tax and minority interests excluding extraordinary items, income from financial operations and other provisions

RATIOS						
	Q1 2004	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income / average assets - MARGIN	3,16%	3,00%	3,17%	3,15%	2,90%	2,85%
Cost to income ratio	47,8%	54,2%	55,5%	48,9%	56,1%	57,0%
Return on equity after tax and minorities -ROE	18,6%	18,2%	14,3%	34,4%	26,8%	24,6%
Return on assets before tax and minorities -ROA	1,84%	1,40%	1,27%	1,90%	1,27%	1,20%
Capital Adequacy Ratio (Total)	15,1%	14,6%	14,6%	12,2%	10,0%	9,8%
Capital Adequacy Ratio (Tier I)	10,8%	10,4%	10,4%	8,6%	6,8%	6,9%

FEES AND COMMISSIONS						% change
in Euro million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q1 2004 / Q1 2003
Letters of guarantee	9,5	9,0	9,0	9,0	8,8	7,6%
Loan charges	18,1	23,1	14,4	12,3	13,3	35,8%
Imports-Exports	5,3	5,6	5,1	5,5	5,3	-0,7%
Credit Cards	8,9	8,1	11,2	8,8	7,1	25,4%
Asset Management	11,6	11,7	11,2	9,2	7,1	63,5%
Brokerage fees	6,2	4,9	2,6	3,4	1,9	229,6%
Investment Banking	5,0	2,4	3,3	0,9	2,9	75,0%
Foreign exchange transactions	3,3	3,7	3,3	3,6	3,3	-1,1%
Bank charges	17,7	17,7	17,3	16,0	14,9	18,9%
Total fee and commission income	**85,6**	**86,2**	**77,30**	**68,9**	**64,6**	**32,4%**
minus Treasury shares placement expenses	*0,0*	*0,0*	*-4,0*	*0,0*	*0,0*	*0,0%*
Total commission income (adjusted)	**85,6**	**86,2**	**81,3**	**68,9**	**64,6**	**32,4%**

OTHER INCOME					
in Euro million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Dividend income	0,1	0,5	3,1	3,3	0,6
Surplus value from participations	-1,6	1,5	1,8	-1,0	-1,6
Other operating income	1,3	3,0	1,2	2,7	2,3
Total other income	**-0,2**	**5,0**	**6,1**	**5,1**	**1,4**

INCOME FROM FINANCIAL OPERATIONS					
in Euro million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Equities	0,6	-7,2	23,3	7,5	4,2
Bonds + Derivatives	37,5	2,5	16,8	11,7	19,1
Foreign Exchange	3,5	8,2	5,1	10,4	10,3
Other	3,4	-1,9	0,7	0,3	0,9
Total Income	**45,0**	**1,6**	**45,8**	**29,9**	**34,5**

GENERAL EXPENSES						% change
in Euro million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q1 2004 / Q1 2003
General Expenses	**59,4**	**66,3**	**59,4**	**61,5**	**57,0**	**4,2%**
of which:						
Advertising	4,6	11,9	4,9	7,0	2,6	76,9%

BUSINESS VOLUMES

in Euro million	March 2004	March 2003	% change
Loans (consolidated base)	**21.065**	**18.565**	**13,5%**
Banking	19.932	17.649	12,9%
Domestic	*17.822*	*15.844*	*12,5%*
International	*2.110*	*1.805*	*16,9%*
Leasing	751	601	24,9%
Factoring	382	316	21,0%
Loans (Bank only - MIS data)	**18.742**	**16.605**	**12,9%**
Mortgages	4.023	3.257	23,5%
Consumer Loans	869	606	43,4%
Credit Cards	512	403	27,0%
SMEs (*)	8.215	7.318	12,3%
Large Corporates (*)	5.123	5.021	2,0%
in Euro million	March 2004	March 2003	% change
Deposits & Repos (consolidated base)	**21.220**	**22.634**	**-6,2%**
Alpha Bank	19.200	20.546	-6,6%
Sight Deposits	*4.171*	*3.722*	*12,1%*
Saving Deposits	*8.402*	*7.751*	*8,4%*
Time Deposits (including Repos)	*6.627*	*9.073*	*-27,0%*
Bank Subsidiaries	2.020	2.088	-3,3%
Customer deposits and assets under management (MIS data)	**32.590**	**29.814**	**9,3%**
Deposits & Repos (**)	21.118	21.639	-2,4%
Bond Sales	4.398	3.199	37,5%
of which: Alpha Bank bonds	*1.066*	......	......
Money Market Mutual Funds	2.189	2.081	5,2%
Other Mutual Funds	2.207	1.481	49,0%
Portfolio Management	2.678	1.414	89,4%

(*) SMEs are defined as companies which have been extended up to Euro 50 million of credit limits, and Large Corporates companies with more than Euro 50 million of limits

(**) without customer funds allocated to other entities to avoid double counting

BUSINESS SPREADS

(Bank only)	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Deposits & Repos	0,98%	0,96%	0,94%	0,98%	1,10%
Loans	3,06%	3,02%	2,93%	2,81%	2,55%
Large corporates	1,18%	1,17%	1,17%	1,22%	1,10%
SMEs	3,73%	3,74%	3,77%	3,50%	3,26%
Consumer credit	7,66%	7,76%	7,51%	7,20%	6,63%
Credit cards	*9,88%*	*10,20%*	*10,05%*	*9,51%*	*8,88%*
Consumer loans	*6,29%*	*6,15%*	*5,72%*	*5,55%*	*5,12%*
Mortgage credit	2,75%	2,71%	2,64%	2,42%	2,06%

e 12g3-2(b)
nle No. 82-3399

ALPHA BANK

Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as at March 31, 2004

(Amounts in thousands of Euro)

Assets

	31.3.2004		31.3.2003	
Cash and balances with the Central Banks		953,187		1,688,390
Treasury bills and other securities eligible for refinancing with the Central Bank		208,727		1,721,901
Loans and advances to credit institutions :				
- Deposits	2,733,479		614,570	
- Reverse repos	4,389,262	7,122,741	4,091,722	4,706,292
Loans and advances to customers :				
- Loans and advances	21,064,517		18,565,468	
- Other receivables	83,713		119,034	
	21,148,230		18,684,502	
Less : Allowances for credit losses	559,220	20,589,010	407,703	18,276,799
Securities		915,182		2,373,029
Investments		259,113		234,329
Intangible assets:	279,645		223,959	
Less : Amortization till 31.3	197,166	82,479	148,038	75,921
Tangible assets	1,145,369		722,550	
Less : Depreciation till 31.3	425,917	719,452	396,171	326,379
Other assets		454,944		378,540
Prepayments and accrued income		259,684		237,340
TOTAL ASSETS		31,564,519		30,018,920
OFF BALANCE SHEET ACCOUNTS		45,528,104		48,798,535

Liabilities

	31.3.2004		31.3.2003	
Due to credit institutions :				
- Deposits	581,167		2,143,934	
- Commitments arising out of sale and repurchase agreements	1,269,524	1,850,691	1,852,948	3,996,882
Due to customers :				
- Deposits	18,161,944		17,713,729	
- Commitments arising out of sale and repurchase agreements	3,057,706		4,920,655	
	21,219,650		22,634,384	
- Cheques and orders payable	129,724	21,349,374	130,378	22,764,762
Senior debt		3,570,351		-
Other liabilities		848,112		715,374
Accruals and deferred income		323,781		302,843
Provisions :				
- Provisions for staff retirement indemnities	24,328		25,494	
- Other	14,971	39,299	13,198	38,692
Subordinated Debts		946,363		638,335
Hybrid securities		300,000		192,981
Capital and Reserves :				
Share capital	953,721		768,462	
Reserves	1,028,863		1,412,211	
Land and building revaluation surplus	393,398		-	
Goodwill to be netted off	-		(578,671)	
	2,375,982		1,602,002	
Less:Consolidation differences	225,836		235,069	
Less:Treasury shares	-		385,226	
	2,150,146		981,707	
Minority interests	86,801	2,236,947	326,772	1,308,479
Net profit for the period 1.1 - 31.3		99,601		60,572
TOTAL LIABILITIES		31,564,519		30,018,920
OFF BALANCE SHEET ACCOUNTS		45,528,104		48,798,535

Consolidated profit and loss account
(1.1 - 31.3.2004)

	1.1 - 31.3.2004		1.1 - 31.3.2003 (comparable)		1.1 - 31.3.2003 (published)	
Interest income and similar income	363,367		353,612		353,612	
Less : Interest expense and similar charges	116,830	246,537	143,514	210,098	143,514	210,098
Dividend income		128		622		622
Net commissions income		85,569		64,630		64,963
Net trading income		44,965		34,513		34,513
Other operating income		1,282		2,346		2,346
Surplus value from participation in companies not consolidated		(1,577)		(1,587)		(1,587)
Gross operating results		376,904		310,622		310,955
Less : Staff costs	99,862		97,839		94,119	
General expenses and non-income taxes	59,425		57,019		52,765	
Depreciation and amortization expenses	20,895	180,182	22,045	176,903	25,140	172,024
General provision for credit risk	52,462		45,307		45,307	
Provisions for staff retirement indemnities	110		37		37	
Other provisions	1,510	54,082	2,431	47,775	2,431	47,775
Total operating results		142,640		85,944		91,156
Extraordinary income		1,527		1,581		1,581
Extraordinary charges		(659)		(501)		(501)
Extraordinary profit or loss		(219)		1,449		1,449
Net profit for the period (before tax)		143,289		88,473		93,685
Less: Income tax (provision)		42,402		26,437		31,681
Net profit		100,887		62,036		62,004
Less: Minority income		1,286		1,464		1,919
Net profit for the period		**99,601**		**60,572**		**60,085**

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E. 7. Alpha Finance A.X.E.P.E.Y., 8. Alpha Private Investment Services A.E., 9. Alpha Mutual Fund Management A.E., 10. Alpha Ventures A.E., 11. Alpha Astika Akinita A.E., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc., 14. Alpha Finance U.S. Corporation, 15. Alpha Finance Ltd Cyprus, 16. Alpha Asset Management A.E.P.E.Y, 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha Equity Fund A.E., 21. ABC Factors A.E., 22. Ionian Holdings A.E., , 23. Messana Holdings S.A., 24. Alpha Group Jersey Limited, 25. Alpha EF European Capital Investment. During 2004 C.B. Interleasing Southeastern Ltd was sold. During the last quarter of 2003 companies Alpha Investments A.E. and Alpha Romanian Holdings A.E. have been merged with Alpha Bank, while Alpha Commercial Real Estate A.E. has been resolved.
In addition the following associates and subsidiaries, which are not financial and credit institutions, are accounted for using the equity method : 1. Alpha Insurance A.E., 2. Alpha Insurance Agents A.E. , 3. Alpha Insurance Romania, 4. Alpha Insurance LTD Cyprus, 5. Ionian Hotel Enterprises A.E., 6. Ionian Pisti E.P.E., 7.Kafe Mazi A.E., 8. Oceanos A.T.O.E.E., 9. Delta-Singular A.E., 10. Icap A.E. 11. Gaiognomon A.E., 12. EBISAK A.E., 13. Lesvos Tourist Company A.E., 14. Novelle Investments LTD., 15. Prismatech Hellas A.E.
2. The annual ordinary general shareholders' meeting of the Bank on March 30, 2004 decided to increase the Bank's share capital by Euro 320 million analysed as follows. Euro 319.2 million due to capitalization of land and building revaluation surplus which resulted from L.3229/2004 and Euro 0.8 million due to capitalization of reserves. As a result of the above increase, the Bank will issue 39,167,187 new shares and the nominal value for the total of its shares will increase from Euro 4.87 to Euro 5.42.
3. Based on actuarial studies made for International Accounting Standards purposes (IAS 19) : a) it is estimated that an amount of about Euro 133.7 million (on an after tax basis) is required in order for the Bank to meet its liability to the Auxiliary Pension Fund, b) an amount of Euro 13.1 million has been charged to the current period's results related to the above liability. The Bank in view of the International Financial Reporting Standard (IFRS) 1 adoption, is going to make a new actuarial study.
4. Bank's quarterly 2003 results have been restated so as to reflect the impact of : a) the deduction of the nominal tax rate by 5 percentage points and the deduction of the minority interests as applicable in the case of Alpha Investments absorption which was finally concluded in November 2003, b) the higher pension fund payments, c) the decrease of the depreciation rates according to P.D. 299/2003 and d) the better apportioning of general expenses on a quarterly basis.
5. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method.
6. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries have been audited by the tax authorities for all years up to and including December 31, 2000.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
9. The total employees of the Group as at March 31, 2004 was 9,176 compared to 9,686 as at March 31, 2003.
10. The accounting policies followed by the subsidiaries of the Group, in compiling their financial statements, are consistent with those followed as at December 31, 2003 and they are in accordance with the relevant provisions of Company Law 2190/1920

Athens, April 27, 2004

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager and Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK

Interim Financial Statements as at March 31, 2004

(Amounts in thousands of Euro)

Assets

	31.3.2004		31.3.2003	
Cash and balances with Central Banks		773,830		1,451,416
Treasury bills and other securities eligible for refinancing with the Central Bank		208,727		1,721,901
Loans and advances to credit institutions:				
- Deposits	3,065,200		814,612	
- Reverse repos	4,389,262	7,454,462	4,091,722	4,906,334
Loans and advances to customers :				
- Loans and advances	18,615,597		16,472,086	
- Other receivables	35,748		30,624	
	18,651,345		16,502,710	
Less : Allowances for credit losses	483,520	18,167,825	348,360	16,154,350
Securities		1,308,090		1,829,297
Investments		1,503,657		1,620,560
Intangible assets	248,376		203,889	
Less : Amortization till 31.3	171,007	77,369	134,364	69,525
Tangible assets	994,233		607,632	
Less : Depreciation till 31.3	379,431	614,802	351,455	256,177
Other assets		440,440		349,739
Prepayments and accrued income		246,071		216,829
TOTAL ASSETS		**30,795,273**		**28,576,128**
OFF BALANCE SHEET ACCOUNTS		**43,311,522**		**47,034,469**

Liabilities

	31.3.2004		31.3.2003	
Due to credit institutions:				
- Deposits	864,118		2,448,471	
- Repos	1,269,524	2,133,642	1,852,948	4,301,419
Due to customers :				
- Deposits	16,515,666		15,692,688	
- Repos	3,111,645		5,075,787	
	19,627,311		20,768,475	
- Cheques and orders payable	129,252	19,756,563	130,171	20,898,646
Debt securities issued		4,155,583		-
Other liabilities		752,660		622,600
Accrued expenses and deferred income		160,863		169,568
Provisions for liabilities and charges :				
- Provision for staff retirement indemnities	7,071		12,346	
- Other	14,115	21,186	12,978	25,324
Subordinated Debt		1,449,910		900,000
Capital and Reserves :				
Share capital	953,721		768,462	
Reserves	948,631		1,444,627	
Land and building revaluation surplus	371,711		-	
Goodwill to be netted off	-	2,274,063	(611,301)	1,601,788
Net profit for the period 1.1 - 31.3		90,803		56,783
TOTAL LIABILITIES		**30,795,273**		**28,576,128**
OFF BALANCE SHEET ACCOUNTS		**43,311,522**		**47,034,469**

Profit and Loss Account
(1.1 - 31.3.2004)

	1.1 - 31.3.2004		1.1 - 31.3.2003 (comparable)		1.1 - 31.3.2003 (published)	
Interest and similar income	320,342		309,611		309,611	
Less : Interest expense and similar charges	109,184	211,158	128,092	181,519	128,092	181,519
Dividend income		6,705		4,669		4,669
Net commission income		62,641		51,029		51,362
Net trading income		44,632		29,306		29,306
Other operating income		1,340		1,804		1,804
Gross operating results		326,476		268,327		268,660
Less : Staff costs	85,329		83,054		79,336	
General expenses and non-income taxes	53,546		51,460		48,113	
Depreciation and amortization expenses	18,460	157,335	19,548	154,062	22,534	149,983
General provision for credit risk	45,321		39,405		39,405	
Provision for staff retirement indemnities	93		-		-	
Other provisions	5	45,419	15	39,420	15	39,420
Total operating results		123,722		74,845		79,257
Extraordinary income		786		770		770
Extraordinary charges		(297)		(252)		(252)
Extraordinary results		59		1,887		1,887
Net profit (before tax)		124,270		77,250		81,662
Less: Income tax (provision)		33,467		20,467		26,692
Net profit after tax		**90,803**		**56,783**		**54,970**

Notes :

1. The annual ordinary general shareholders' meeting of the Bank on March 30, 2004 decided to increase the Bank's share capital by Euro 320 million analysed as follows. Euro 319.2 million due to capitalization of land and building revaluation surplus which resulted from L.3229/2004 and Euro 0.8 million due to capitalization of reserves. As a result of the above increase, the Bank will issue 39,167,187 new shares and the nominal value for the total of its shares will increase from Euro 4.87 to Euro 5.42.
2. Based on actuarial studies made for International Accounting Standards purposes (IAS 19): a) it is estimated that an amount of about Euro 133.7 million (on an after tax basis) is required in order for the Bank to meet its liability to the Auxiliary Pension Fund, b) an amount of Euro 13.1 million has been charged to the current period's results related to the above liability. The Bank, in view of the International Financial Reporting Standard (IFRS) 1 adoption, is going to make a new actuarial study.
3. Bank's quarterly 2003 results have been restated so as to reflect the impact of: a) the deduction of the nominal tax rate by 5 percentage points as applicable in the case of Alpha Investments absorption which was finally concluded in November 2003, b) the higher pension fund payments, c) the decrease of the depreciation rates according to P.D. 299/2003 and d) the better apportioning of general expenses on a quarterly basis.
4. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
7. The total employees of the Bank as at March 31, 2004 was 7,286 compared to 7,795 as at March 31, 2003.
8. The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.
9. The basic accounting principles followed by Alpha Bank in compiling their financial statements are consistent with those followed as at December 31, 2003 and they are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, April 27, 2004

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager And Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS